Exhibit 99.2

CALEDONIA MINING CORPORATION PLC	March 20, 2017
Management’s Discussion and Analysis
This management’s discussion and analysis (“MD&A”) of the consolidated operating results and financial position of Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) is for the quarter ended December 31, 2016 (“Q4 2016” or the “Quarter”), the year ended December 31, 2016 (the “Year”) and the period ended March 20, 2017.  It should be read in conjunction with the Consolidated Financial Statements of Caledonia for the year ended December 31, 2016 (“the Consolidated Financial Statements”) which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia’s website at www.caledoniamining.com.  The Consolidated Financial Statements and related notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.  In this MD&A, the terms “Caledonia”, the “Company”, the “Group”, “we”, “our” and “us” refer to the consolidated operations of Caledonia Mining Corporation Plc and our subsidiaries unless otherwise specifically noted or the context requires otherwise.
Note that all currency references in this document are to United States dollars and cents, unless otherwise stated.

TABLE OF CONTENTS
1.	Overview
2.	Highlights
3.	Summary Financial Results
4.	Operations at Blanket Mine
4.1.	Safety, Health and Environment
4.2.	Social Investment and Contribution to the Zimbabwean Economy
4.3.	Gold Production
4.4.	Underground
4.5.	Metallurgical Plant
4.6.	Production Costs
4.7.	Capital Projects
4.8.	Mineral Resources and Estimates
4.9.	Indigenisation
4.10.	Opportunities and Outlook
5.	Exploration and Project Development
5.1.	Blanket Exploration
5.2.	Blanket Satellite Prospects
6.	Investing
7.	Financing
8.	Liquidity and Capital Resources
9.	Off-Balance Sheet Arrangements, Contractual Commitments and Contingencies
10.	Non-IFRS Measures
11.	Related Party Transactions
12.	Critical Accounting Policies
13.	Financial Instruments
14.	Dividend Policy
15.	Directors and Management
16.	Securities Outstanding
17.	Risk Analysis
18.	Forward-Looking Statements
19.	Controls
20.	Qualified Person

1.	OVERVIEW
Caledonia is an exploration, development and mining company.  Following the implementation of indigenisation at the Blanket Mine (“Blanket” or the “Blanket Mine”) in September 2012, Caledonia’s primary asset is a 49% legal ownership in Blanket, an operating gold mine in Zimbabwe.  Caledonia continues to consolidate Blanket, as explained in note 5 to the Consolidated Financial Statements.  Accordingly, operational and financial information set out in this MD&A is on a 100% basis, unless otherwise specified.  Caledonia’s shares are listed in Canada on the Toronto Stock Exchange (symbol - “CAL”), depositary instruments related to Caledonia’s shares are admitted to listing on London’s AIM (symbol - “CMCL”) and its shares are traded on the American OTCQX (symbol - “CALVF”).

2.	HIGHLIGHTS
	3 months to 31 December		12 months to 31 December
	2015	2016	2015	2016	Comment
Gold produced (oz)	11,515	13,591	42,804	50,351	Record gold production in the Year and Quarter due to increased tonnes milled
On-mine cost per ounce ($/oz)[1]	701	614	701	636	Lower on-mine cost per ounce as fixed costs are spread across higher production ounces
All-in sustaining cost per ounce ($/oz) (“AISC”)[1]	1,127	843	1,037	912	Lower AISC per ounce as fixed costs are spread across higher production ounces. AISC also includes the effect of the export incentive.
Average realised gold price per ounce ($/oz)[1]	1,083	1,187	1,139	1,232	Higher average realised gold price per ounce reflects the increased gold price compared to comparative periods
Gross profit ($’000) [2]	3,408	6,888	13,181	23,492	Increased profit due to higher sales, the higher realised gold price and reduced costs per ounce
Profit attributable to owners of the company ($’000)	1,940	3,258	4,779	8,526	Increased net attributable profit due to higher profit before tax offset by a higher effective tax rate
Adjusted basic earnings per share (“Adjusted EPS”)[3] (cents)	1.1	7.8	8.8	21.4	Increased earnings per share due to higher adjusted attributable earnings
Cash and equivalents net of overdraft ($’000)	10,880	14,335	10,880	14,335	Increase in cash due to strong operational cashflows and draw-down of $3m term facility offset by the continued high level of expansion investment
Net cash from operating activities ($’000)	2,556	6,940	6,869	23,011	Increased cash from operating activities due to higher profit and increased net non-cash expenses

1 Non-IFRS measures such as “On-Mine Cost per ounce”, “AISC” and “average realised gold price” are used throughout this document.  Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.
2 Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses, other income, interest and finance charges and taxation.
3 Adjusted EPS is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance.  Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.

Record Production
Gold production in the Quarter and the Year were new records for underground production due largely to increased tonnes mined and milled.  Tonnes milled in the Quarter were 6.6% higher than in the preceding quarter (which was itself a record); tonnes milled in the Year were 16.0 % higher than in 2015.  The increase in tonnes mined and milled reflects the continued successful implementation of the investment plan at Blanket, which has increased mine capacity and improved mine flexibility.
Dividend Policy
On November 25, 2013 Caledonia announced a dividend policy in terms of which it paid a dividend of 6 Canadian cents per share in 2014, split into 4 equal quarterly payments of 1.5 Canadian cents per share.  The first quarterly dividend was paid on January 31, 2014 and subsequent quarterly dividends were paid thereafter.
Following the announcement on December 16, 2015 that henceforth Caledonia will report its financial results in United States dollars, the quarterly dividends that were paid at the end of January and April 2016 were declared as 1.125 United States cents.
On July 5, 2016 Caledonia announced a quarterly dividend of 1.375 United States cents per share, which was paid at the end of July 2016, equivalent on an annual basis to 5.5 United States cents per annum.  Further dividends of 1.375 United States cents were paid at the end of October 2016 and January 2017.  The increased quarterly dividend of 1.375 United States cents is Caledonia’s revised dividend policy which it is currently envisaged will be maintained.
Hedging
In February 2016, the Company entered into a derivative contract in respect of 15,000 ounces of gold over a period of 6 months and accordingly, the contract expired in August 2016.  The contract protected the Company if the gold price fell below $1,050 per ounce but gave Caledonia full participation if the price of gold exceeded $1,079 per ounce.
The derivative contract resulted in a loss of $435,000 that is included in profit or loss. The Company settled the contract with the $435,000 margin call deposited at the inception of the contract.  Blanket continued to sell all of its gold production to Fidelity Printers and Refiners Ltd (“Fidelity”), as required by Zimbabwean legislation, and received the spot price of gold less an early settlement discount of 1.25%.
Re-domicile from Canada to Jersey, Channel Islands
On February 18, 2016 a special meeting of Caledonia’s shareholders voted to approve the continuance (the “Continuance”) of the Company from Canada to Jersey, Channel Islands. Caledonia’s board of directors subsequently resolved to proceed with the Continuance whereupon the Company adopted new charter documents and changed its name to Caledonia Mining Corporation Plc.  The Continuance became effective on March 19, 2016. Following the Continuance, Caledonia is domiciled in Jersey, Channel Islands, for legal and tax purposes; Caledonia’s shares continue to be listed and traded on the Toronto Stock Exchange and on the OTCQX respectively and depository interests relating to its shares are traded on AIM in London.
Strategy and Outlook
Caledonia’s strategic focus continues to be the implementation of the “Investment Plan” at Blanket, which was announced in November 2014 and is expected to extend Blanket’s life of mine by providing access to deeper levels for production and further exploration.  Implementation of the Investment Plan remains on target in terms of timing and cost: as at February 28, 2017 the Central Shaft had reached a depth of 633 metres; other components of the Investment Plan (i.e. the tramming loop and the completion of the No. 6 Winze) were completed in previous periods as scheduled.  Caledonia’s board and management believe the successful implementation of the Investment Plan is in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and greater flexibility to undertake further exploration and development, thereby safeguarding and enhancing Blanket’s long term future.

Exploration
There has been an increased focus on on-mine exploration and resource development at Blanket Mine for several quarters which is now beginning to bear fruit.  New drilling machines were acquired and commissioned in Q1 of 2016 as a result of which the meters of diamond drilling has increased by approximately 22% to 5,500 per quarter.  22,172 metres of deep level exploration drilling were completed in the Year, a 55% increase on 2015. On July 28, 2016 Caledonia announced that 343,000 tonnes of ore at a grade of 5.19g/t had been upgraded from inferred resource to indicated resource and 1.3 million tonnes of new inferred resource at a grade of 5.00g/t had also been added to resources.  As a result of the increased exploration activity, and notwithstanding the record level of ore  production in the Year, Blanket’s Measured and Indicated Resources increased by 5% in the Year and its Proven and Probable Reserves increased by 13% in the Year.
LTIP Awards
Pursuant to the approval of the Omnibus Equity Incentive Compensation Plan (the “Plan”) by shareholders at the annual shareholder meeting on May 14, 2015, the Company awarded Long-Term Incentive Plan (“LTIP”) awards to certain executives in the form of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) in the Year which resulted in a charge of $618,000. The LTIP awards are intended to create a high degree of alignment between the remuneration of the Company's senior management team and the interests of shareholders. 80% of the award value for each participant is made up of PSUs. The final number of PSUs which vest on maturity will be adjusted to reflect the actual performance of the Company in terms of several criteria which include: progress on the sinking of the Central Shaft; gold production and production costs. The number of RSUs (which make up 20% of the total award for each participant) that vest will not change according to performance.
Director and Management Appointments
On July 26, 2016 Caledonia announced the appointment of John McGloin as an independent non-executive director and Maurice Mason as Vice President Investor Relations and Corporate Development.  In addition to his recent and relevant experience as an executive in the mining industry, Mr McGloin’s appointment is intended to support Caledonia’s increased focus on exploration and resource development and to enhance Caledonia’s access to institutional investors. Mr Mason has taken over the day-to-day responsibility for Investor Relations and Corporate Development from Mr Learmonth, who, since November 2014 had combined this role with that of Chief Financial Officer. On January 19, 2017 Mr Adam Chester was appointed as Company Secretary, General Counsel and Head of Risk and Compliance.
Sale of Treasury Bills
On May 16, 2016 the Company announced that Blanket Mine had sold treasury bills (“Bills”) issued by the Government of Zimbabwe for a pre-tax value of approximately $3.2 million. The Bills were issued to Blanket in 2015 and replaced the Special Tradeable Gold Bonds (“Bonds”) which were issued to Blanket in 2009 as part consideration for gold sales that were made by Blanket in 2008 under the terms of the sales mechanism that existed at that time for Zimbabwean gold producers. The Bonds were carried at a fair value of nil in a previous years and the impairment was allowed as a tax deduction. The gross sales proceeds are treated as Other income and the income was subject to Zimbabwean income tax at 25.75%. The post-tax proceeds are deducted for the purposes of calculating adjusted earnings per share4
Export Incentive Credit
In May 2016 the Reserve Bank of Zimbabwe (“RBZ”) announced an export incentive scheme (the “scheme”) to encourage increased gold production and thereby increase the quantity of gold available for export from Zimbabwe.  In terms of the scheme, Blanket received an export incentive credit in its account with Fidelity to the value of 2.5% of the sale proceeds of the gold sold to Fidelity, which amounted to additional income of $1,104,000.  Up to December 2016, Fidelity had paid an amount of $955,000 and the remaining portion was received subsequent to Year end.

4 Adjusted earnings per share is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance. Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.

In January 2017, Blanket Mine was awarded an additional export incentive credit of 1% of sale proceeds, thus the total export incentive in 2017 is expected to be 3.5% of revenues.
Reduced Royalty Rate for Increased Production
In an attempt to stimulate increased gold production, the Government of Zimbabwe reduced the royalty rate applicable to large scale gold producers in Zimbabwe from 5% to 3% for sales in 2016 that exceed the sales made in 2015.  In 2016 Blanket sold 7,326 more ounces than it sold in 2015, which resulted in a reduction in the royalty charge of approximately $181,000. This reduction was recognised as an adjustment to the royalty charge incurred in the Quarter.  Blanket will recover the royalty credit of $181,000 from royalty payments that fall due in 2017. After this adjustment, the effective royalty rate incurred in the Quarter was 3.8% and the average royalty rate incurred in the Year was 4.7%.
Agreement for the Sale of Eersteling Gold Mine
In 2016 Caledonia reached agreement for the sale of its 100% interest in the Eersteling Gold Mining Company (“EGM”).  EGM is located in South Africa and has been held on care and maintenance since 1997 and accordingly has recorded no production since then.  The total agreed consideration is $3.0 million payable in cash plus a non-refundable deposit of ZAR5.0 million ($0.4 million).  Completion of the transaction is conditional only on receipt by Caledonia of the consideration in full.  To date, Caledonia has received consideration of approximately ZAR2.0 million, which is included as “Other Income” in the profit or loss for the Year.  The purchaser is an unlisted South African entity which is currently raising capital to fund, inter alia, the consideration.  Caledonia has received a non-binding letter of comfort from the financial adviser to the purchaser as to the nature and timing of the fund-raising by the purchaser, but this does not amount to an underwriting of the purchase consideration.  Due to the uncertainty relating to the receipt of the consideration, the sale proceeds and the de-recognition of the EGM subsidiary will be recognised when the consideration has been received.

3.	SUMMARY FINANCIAL RESULTS
The table below sets out the consolidated profit or loss for the three and twelve months ended December 31, 2016, 2015 and 2014 prepared under IFRS.
Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income ($’000’s)
	3 months ended December 31		12 months ended December 31
	2015	2016	2014	2015	2016
Revenue	11,753	15,251	53,513	48,977	61,992
Royalty	(591)	(583)	(3,522)	(2,455)	(2,923)
Production costs	(7,018)	(6,873)	(27,908)	(30,019)	(32,086)
Depreciation	(736)	(907)	(3,540)	(3,322)	(3,491)
Gross profit	3,408	6,888	18,543	13,181	23,492
Other income	54	1,243	25	110	1,330
Other expenses	-	(55)	-	-	(55)
Administrative expenses	(2,439)	(2,030)	(7,387)	(7,622)	(7,263)
Share-based payment expense	(24)	(41)	-	(24)	(788)
Sale of Treasury Bills	-	-		-	3,202
Net finance cost	(107)	(34)	(140)	(535)	(176)
Net foreign exchange gain/(loss)	774	(173)	1,065	2,850	(505)
Impairment	-	-	(178)	-	-
Loss on settlement of hedge	-	-	-	-	(435)
Profit before tax	1,666	5,798	11,928	7,960	18,802
Tax expense	287	(1,920)	(5,982)	(2,370)	(7,717)
Profit for the period	1,953	3,878	5,946	5,590	11,085

Other comprehensive income/(loss)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences of foreign operations	(1,203)	216	(685)	(3,291)	262
Tax credit on other comprehensive income	199	-	111	199	-
Total comprehensive income for the period	949	4,094	5,372	2,498	11,347

Profit attributable to:
Shareholders of the Company	1,940	3,258	4,435	4,779	8,526
Non-controlling interests	13	620	1,511	811	2,559
Profit for the period	1,953	3,878	5,946	5,590	11,085

Total comprehensive income attributable to:
Shareholders of the Company	936	3,474	3,861	1,687	8,788
Non-controlling interests	13	620	1,511	811	2,559
Total comprehensive income for the period	949	4,094	5,372	2,498	11,347

Earnings per share (cents)
Basic	3.6	6.1	8.4	8.9	15.9
Diluted	3.6	6.2	8.4	8.9	15.8
Adjusted earnings per share (cents) (i)
Basic	1.1	7.8	10.4	8.8	21.4
(i)	Adjusted earnings per share (“Adjusted EPS”) is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance. Refer to Section 10 for a discussion of non-IFRS measures

Revenues comprise the proceeds of gold sales to Fidelity after deducting a 1.25% early settlement discount and other realisation costs, including refining costs, but before the royalty which is payable to the Zimbabwe government and before the export incentive credit which is categorised in Other Income and is discussed below.
Revenues in the Year were 27% higher than the previous year due to a 17% increase in the ounces of gold sold from 42,943 ounces to 50,269 ounces and an 8% increase in the average realised gold price per ounce sold from $1,139 to $1,232.
Revenues in the Quarter were 30% higher than Q4 2015 (the “comparable quarter”) due to an 18% increase in ounces sold from 10,842 ounces to 12,833 ounces and a 10% increase in the average realised price of gold from $1,083 per ounce to $1,187 per ounce.
In an attempt to stimulate increased gold production, the Government of Zimbabwe reduced the royalty rate for large scale gold producers from 5% to 3% for sales in 2016 that exceed the sales made in 2015.  In 2016 Blanket sold 7,326 more ounces than it sold in 2015, which resulted in a reduction in the royalty charge of approximately $181,000.  This reduction was recognised as an adjustment to the royalty charge incurred in the Quarter; Blanket will offset the royalty credit of $181,000 from royalty payments that fall due in 2017.  After this adjustment, the effective royalty rate incurred in the Quarter was 3.8% and the average royalty rate incurred in the Year was 4.7%.
Production costs comprise the on-mine cost of production and include the costs of labour, electricity, consumables and on-mine administration.  Production costs for the Year increased by 7% from $30.0 million in 2015 to $32.1 million.  The increase was lower than the 17% increase in ounces sold, due to the effect of fixed production costs being spread across higher production and sales.  Production costs for the Quarter fell by 2% compared to the comparable quarter, notwithstanding the 18% increase in ounces sold.  The on-mine cost per ounce fell from $701 per ounce in 2015 to $636 per ounce in the Year; the on-mine cost per ounce in the Quarter was $614 per ounce compared to $701 per ounce in the comparable quarter (refer section 10 for reconciliation of Non-GAAP measures).  The AISC per ounce of gold sold fell by 25% from $1,127 per ounce in the comparable quarter to $843 per ounce in the Quarter; the AISC per ounce of gold sold in the Year fell by 12% from $1,037 per ounce to $912 per ounce.  The calculation of AISC has been changed to include share-based payment expenses, by-product credits from the sale of silver and the export credit incentive.   The AISC per ounce of gold sold was lower in the Quarter compared to the comparative quarter due to the lower on-mine cost, lower royalty cost per ounce, lower general and administrative costs per ounce, lower sustaining capital investment cost per ounce and the recognition of the export incentive, which is discussed further below.  Costs are discussed further in Section 4.6 of the MD&A.
Depreciation is charged on assets which are used in production. Caledonia’s non-current assets increased by 32 % in the Year due to the continued investment in terms of the Investment Plan (refer section 4.7); however, this is not reflected in a commensurate increase in depreciation, which increased by 5%, because the increase in non-current assets relates mainly to assets that are not yet in production.
Other income includes an export incentive credit of $1.1 million (2015; nil) received from the Government of Zimbabwe, a non-refundable deposit of $0.1 million (2015; nil) in respect of the proposed sale of EGM and $0.1 million (2015: $0.1 million) of other income.
In May 2016 the RBZ announced a scheme to encourage increased gold production and thereby increase the quantity of gold exports from Zimbabwe.  In terms of the scheme, Blanket received an export incentive credit in its account with Fidelity to the value of 2.5 per cent of the sale proceeds of the gold sold to Fidelity.  In December 2016, Fidelity paid the export incentive credit due to Blanket as at November 30, 2016, such payment being made in US dollars.  Following receipt in US dollars of the amount due in terms of the scheme up until November 30, 2016, Blanket Mine recognises the amount received and further incentive payments as “Other Income – Government Grant” on a receivable basis.
In 2016 Caledonia agreed the sale of its 100 % interest in EGM, including the rehabilitation liability.  EGM is located in South Africa and has been held on care and maintenance since 1997 and has recorded no production since then.  The total agreed consideration is approximately $3.4 million payable in cash, which comprises $3.0 million of sale proceeds and a non-refundable deposit of ZAR5.0 million ($0.4 million).  Completion of the transaction is conditional only on receipt by Caledonia of the consideration in full.  To date, Caledonia has received approximately ZAR2.0 million ($0.1 million), in respect of the non-refundable deposit, which is accounted for as “Other Income” in the profit or loss for the Year.  The purchaser is an unlisted South African entity which is raising capital to fund, inter alia, the consideration.  Caledonia has received a non-binding letter of comfort from the financial adviser to the purchaser as to the nature and timing of the fund-raising by the purchaser, but this does not amount to an underwriting of the purchase consideration.  Due to the uncertainty relating to the receipt of the consideration, the sale proceeds and the de-recognition of the EGM subsidiary will be recognised when received. The proceeds received are deducted for the purposes of calculating adjusted earnings per share5.

5 Adjusted earnings per share is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance. Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.

Administrative expenses in the Year were 5% lower than in 2015; administrative expenses in the Quarter were 17% lower than in the comparable quarter.  The reduction in administrative costs reflects the general measures to reduce costs, balanced by the requirement to increase the capacity of the management team, the costs associated with the evaluation of potential investment opportunities and legal costs relating to Caledonia’s general corporate affairs including regulatory and tax compliance in all relevant jurisdictions.  Administrative expenses are analysed in note 10 to the Consolidated Financial Statements.
The foreign exchange movements in the profit or loss relate to gains and losses arising on non-US dollar denominated cash balances held by companies other than Caledonia Mining South Africa Proprietary Limited (“CMSA”) (which has the South African rand (“ZAR”) as its functional currency) and on monetary items held by CMSA in currencies other than the ZAR.   The foreign exchange loss incurred in the Year and the Quarter reflects the strengthening of the ZAR against the US dollar compared to the weakening of the ZAR against the US dollar in the comparable periods.
The share-based payment expense for the Year and the Quarter comprises an accrual for a cash settled share-based payment which is expected to arise from the award of LTIPs and an expense arising on the issue of share options.  The Company has made LTIP awards to certain executives in the form of RSUs and PSUs.  To avoid equity dilution for shareholders, RSUs and PSUs will be settled in cash, reflecting the prevailing Company share price at the maturity of the award and no shares will be issued as a result of the LTIP awards.  The LTIP charge in the Year was $618,000 (2015; nil) and in the Quarter was a credit of $129,000 (Q4 2015; nil).  The charge or credit reflects a combination of the following factors, the most significant of which is the effect of the change in the Company’s share price.  The charge for the Year reflects the increase in the Company’s share price from a weighted average price of $0.64 at the time the LTIP’s were awarded to $1.10 at December 31, 2016.  The credit for the Quarter reflects the decrease in the Company’s share price from $1.77 on September 30, 2016 to $1.10 at December 31, 2016.   Other factors which influence the LTIP charge or credit include the increase in the number of RSUs due to the re-investment of attributable dividends and the erosion of the time period until vesting.  Further information on the calculation of the charge is set out in note 21 to the Consolidated Financial Statements.  The expense for equity settled share-based payments was $170,000 in the Quarter and the Year (Q4 2015; $24,000; 2015; $24,000) and reflects the award of share options.
On May 16, 2016 the Company announced that Blanket Mine had sold Bills for a pre-tax value of $3.2 million. The Bills were issued to Blanket in 2015 and replaced the Special Tradeable Gold Bonds (“Bonds”) which were issued to Blanket in 2009. The Bonds were issued as part consideration for gold sales that were made by Blanket in 2008 under the terms of the sales mechanism that existed at that time for Zimbabwean gold producers.  The pre-tax sales proceeds are treated as income which was subject to Zimbabwean income tax at 25.75%. The Bills were fully impaired in previous periods and the impairment was allowed as a tax deduction.  The post-tax proceeds are deducted for the purposes of calculating adjusted earnings per share5.
In February 2016, the Company entered into a derivative contract in respect of 15,000 ounces of gold over a period of 6 months. This contract expired in August 2016.  The loss recorded for the hedge was $435,000 (being the difference between the collar value of $1,050 per ounce and the cap value of $1,079 per ounce multiplied by the number of ounces that were subject to the contract) which was recognised in Q1 2016.  Caledonia retained full upside participation at a gold price above $1,079 per ounce.  Margin calls were deducted from the margin that Caledonia deposited with the hedge counter-party in February 2016. The contract expired in August 2016 and there was no further adverse cash flow effect arising from the contract.
Net finance costs for the Year and the Quarter include the interest cost on the overdraft facility.  The net finance charge in the previous year included an amount of $344,000 in respect of interest payable to the South African Revenue Services in respect of the remediation of Caledonia’s tax affairs in South Africa. Interest and finance costs amounting to $103,000 on the term facility at Blanket were capitalised to property, plant and equipment as the funding directly related to the short-term needs of Blanket Mine to fund the Investment Plan.

The tax expense for the Year represents an effective taxation rate of 41% compared to 30% in 2015.  The taxation charge for the Year comprises: $4.6 million (2015; $2.6 million) of deferred tax mainly due to the difference between the accounting and tax treatments of capital investment; $2.5 million (2015; credit of $1.1 million) of income tax which in 2016 mainly arose in Zimbabwe, and $0.6 million (2015; $0.9 million) of Zimbabwean withholding tax on the payment of management fees and dividends from Zimbabwe.  The increased deferred tax charge in the Year reflects the high level of capital investment at Blanket in terms of the Investment Plan which is discussed in Section 4.10.  The income tax charge was higher in 2016 than in 2015 due to the increased profit at Blanket; the income tax charge in 2015 was abnormally low because it included a credit of $1.6 million in respect of adjustments to prior year estimates.  The withholding taxation charge in 2016 was lower than in 2015 due to a reduction in the management fee which is payable by Blanket to CMSA.
The non-controlling interest (“NCI”) is 16.2% of the net profit of Blanket which is attributable to Blanket’s indigenous Zimbabwean shareholders and reflects their participation in the economic benefits generated by Blanket as explained in note 5 of the Consolidated Financial Statements.
The adjusted earnings per share is a non-IFRS measure which reflects Caledonia’s ordinary trading performance and is calculated on the share of profit attributable to Caledonia shareholders excluding foreign exchange profits or losses, non-cash items such as the charges for deferred tax and non-recurring profit or loss items such as the Zambian administrative expenses which were incurred in 2015,  the net sale proceeds of the sale of the Bills and the proceeds received to date for the sale of EGM.  Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.
Risks that may affect Caledonia’s future financial condition are discussed in Section 17 of this MD&A.
The table below sets out the consolidated statements of cash flows for the Year and the year ended December 31, 2015 and 2014 prepared under IFRS.

Condensed Consolidated Statement of Cash Flows
($’000’s)	For the 12 months ended December 31
	2014	2015	2016
Cash flows from operating activities
Cash generated by operating activities	15,584	8,823	25,671
Net interest paid	(107)	(492)	(194)
Tax paid	(4,526)	(1,462)	(2,466)
Net cash from operating activities	10,951	6,869	23,011

Cash flows from investing activities
Acquisition of property, plant and equipment	(6,150)	(16,567)	(19,885)
Proceeds from sale of plant and equipment	-	-	3
Net cash used in investing activities	(6,150)	(16,567)	(19,882)

Cash flows from financing activities
Dividends paid	(3,260)	(2,504)	(2,994)
Proceeds from term loan	-	-	3,000
Term loan – transaction cost	-	-	(73)
Proceeds from issues of share options	-	-	433
Net cash from/(used) in financing activities	(3,260)	(2,504)	366

Net (decrease)/increase in cash and cash equivalents	1,181	(12,202)	3,495
Effect of exchange rate fluctuations on cash held	-	-	(40)
Cash and cash equivalents at beginning of the year (net of overdraft)	21,901	23,082	10,880
Cash and cash equivalents at end of the year (net of overdraft)	23,082	10,880	14,335

Cashflows from operating activities is analysed in note 24 to the Consolidated Financial Statements.  Cash generated by operations before working capital changes in the Year was $24.1 million (2015; $9 million).  Changes in revenues and operating costs are discussed above in the discussion of the consolidated statement of profit or loss and other comprehensive income.  The cash-settled share-based payment charge for the Year amounting to $0.6 million arising from the LTIP awards to senior executives was added back to operating profit as it is not a cash expense.
The cash investment in property, plant and equipment in the Year was $19.9 million (2015; $16.5 million) in terms of the Investment Plan, which is discussed further in Section 4.10 of this MD&A and in sustaining capital investment.
The dividends paid in the Year relate to the quarterly dividends paid by Caledonia at the end of January, April, July and October 2016 and the dividends paid by Blanket to its indigenous Zimbabwean shareholders after deduction of the amounts due to Caledonia in terms of the repayment of facilitation loans as discussed in Section 4.9.
The table below sets out the consolidated statements of Caledonia’s financial position at December 31, 2016, 2015 and 2014 prepared under IFRS.

Condensed Consolidated Statements of Financial Position ($’000’s)
As at	December 31 2014	December 31 2015	December 31 2016
Total non-current assets	34,736	49,276	64,917
Inventories	6,512	6,091	7,222
Prepayments	299	667	810
Income tax receivable	95	397	-
Trade and other receivables	1,755	3,839	3,425
Cash and cash equivalents	23,082	12,568	14,335
Total assets	66,479	72,838	90,709
Total non-current liabilities	11,164	14,080	21,560
Short term portion of term loan	-	-	1,410
Trade and other payables	3,260	6,656	8,077
Income taxes payable	1,712	53	345
Bank overdraft	-	1,688	-
Total liabilities	16,136	22,477	31,392
Total equity	50,343	50,361	59,317
Total equity and liabilities	66,479	72,838	90,709

The increase in non-current assets reflects the continued investment in equipment and capitalised developments in terms of the Investment Plan at Blanket which is discussed in Section 4.10 of this MD&A.
Inventories comprise consumable stores and gold-in-progress.  Gold-in-progress at December 31, 2016 was $0.3 million, unchanged from the prior year.  The level of work-in-progress at each year end is determined by the timing of deliveries of bullion during the year-end holiday period in Zimbabwe.  Consumable stores at December 31, 2016 were $6.8 million compared to $5.7 million as at December 31, 2015.  The increase in inventories is due to the higher levels of stock which are required to support the increased level of production and development activity.

Prepayments represents deposits and advance payments for goods and services, including capital items that are being fabricated and which will be delivered to Blanket in due course.
Trade and other receivables are analysed in note 15 to the Consolidated Financial Statements and include $1.0 million (2015; nil) due from Fidelity in respect of gold deliveries immediately prior to the close of business at the end of 2016 and $1.9 million (2015; $2.9 million) due from the Zimbabwe government in respect of VAT refunds.  The amount due from Fidelity was been paid in full in January 2017; the outstanding balance at December 31, 2016 reflects a normal balance in the context of the timing of bullion shipments to Fidelity and payments from Fidelity for bullion received.  The amount due in respect of the longer-outstanding VAT refunds has been received subsequent to December 31, 2016 and the remaining amounts outstanding are within the agreed terms.
In October 2016 Blanket converted the $5 million overdraft facility into a $3 million two-year term loan and a $2 million overdraft facility.  The overdraft facility was undrawn as at December 31, 2016.
The following information is provided for each of the eight most recent quarterly periods ending on the dates specified.  The figures are extracted from underlying quarterly financial statements that have been prepared using accounting policies consistent with IFRS.

($’000’s except per share amounts)	Mar 31, 2015	June 30, 2015	Sept 30, 2015	Dec 31, 2015	Mar 31, 2016	June 30, 2016	Sept 30, 2016	Dec 31, 2016
Revenue from operations	12,916	12,212	12,096	11,753	13,423	15,681	17,637	15,251
Profit/(loss) attributable to owners of the Company	1,554	324	1,694	1,207	543	3,607	1,118	3,258
Earnings/(loss) per share – basic (cents)	2.3	0.4	2.6	3.6	1.0	6.7	2.0	6.1
Earnings/(loss) per share – diluted (cents)	2.3	0.4	2.6	3.6	1.0	6.7	1.9	6.2
Cash and cash equivalents (net)	20,640	19,170	14,653	10,880	8,841	10,581	12,390	14,335
Profit or loss attributable to shareholders of the company relates both to profit or loss from continuing operations and profit or loss from total operations.  Our quarterly results fluctuate materially from quarter to quarter primarily due to changes in production levels and gold prices but also due to the recording of unusual costs and income such as indigenisation and the sale in Q2 of 2016 of the Bills by Blanket.  Significant changes relating to prior quarters are discussed in the relevant MD&As and financial statements.

 4. OPERATIONS AT BLANKET MINE
4.1	Safety, Health and Environment (“SHE”)
The following safety statistics have been recorded for the Quarter and the preceding seven quarters.

Classification	Q1 2015	Q2 2015	Q3 2015	Q4 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016
Fatal	0	1	0	0	0	0	0	0
Lost time injury	3	1	2	2	2	0	1	3
Restricted work activity	5	12	8	6	6	4	6	4
First aid	3	4	1	7	4	2	2	0
Medical aid	3	1	1	0	1	5	2	1
Occupational illness	0	0	0	0	0	0	0	0
Total	14	19	12	15	13	11	11	8
Incidents	8	6	18	15	13	9	10	10
Near misses	0	5	4	5	9	5	6	2
Disability Injury Frequency Rate	0.67	0.46	0.46	0.44	0.44	0.00	0.20	0.55
Total Injury Frequency Rate	3.15	4.41	2.73	3.32	2.87	2.30	2.16	1.46
Man-hours worked (thousands)	889	861	878	904	906	957	1,019	1,093
There was an improvement in the safety performance at Blanket Mine in the Quarter, which reflects extensive management attention to this area in the Quarter and in previous quarters.

4.2 Social Investment and Contribution to the Zimbabwean Economy
Blanket’s investment in community and social projects which are not directly related to the operation of Blanket or the welfare of Blanket’s employees, the payments made to the Gwanda Community Share Ownership Trust (“GCSOT”) in terms of Blanket’s indigenisation, and payments of royalties, taxation and other non-taxation charges to the Government of Zimbabwe and its agencies are set out in the table below.

Payments to the Community and the Zimbabwe Government ($’000’s)
Period	Year	Community and Social Investment	Payments to GCSOT	Payments to Zimbabwe Government	Total
Year 2012	2012	416	3,000	20,569	23,985
Year 2013	2013	2,147	2,000	15,354	19,501
Year 2014	2014	35	-	12,319	12,354
Year 2015	2015	50	-	7,376	7,376
Q1 2016	2016	-	-	2,085	2,085
Q2 2016	2016	-	-	2,963	2,963
Q3 2016	2016	-	-	3,111	3,111
Q4 2016	2016			2,478	2,478
Year 2016	2016	12	-	10,637	10,649

GCSOT’s 10% share of the $4 million dividends that was declared by Blanket during the Year was retained by Blanket and offset against the advance dividends that were paid to GCSOT in 2012 and 2013.

4.3	Gold Production
Tonnes milled, average grades, recoveries and gold produced during the Quarter, the preceding 10 quarters and January and February 2017 are shown in the table below.
Blanket Mine Production Statistics
	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz)
Quarter 1	2014	92,846	3.67	93.6	10,241
Quarter 2	2014	99,229	3.74	94.1	11,223
Quarter 3	2014	98,575	3.34	93.4	9,890
Quarter 4	2014	100,085	3.47	93.2	10,417
Year	2014	390,735	3.55	93.4	41,771
Quarter 1	2015	104,755	3.19	92.7	9,960
Quarter 2	2015	103,551	3.35	93.3	10,401
Quarter 3	2015	116,694	3.14	92.7	10,927
Quarter 4	2015	115,079	3.34	93.1	11,515
Year	2015	440,079	3.25	93.0	42,804
Quarter 1	2016	114,527	3.16	93.0	10,822
Quarter 2	2016	120,590	3.47	93.1	12,510
Quarter 3	2016	133,375	3.36	93.2	13,428
Quarter 4	2016	142,169	3.21	92.8	13,591
Year	2016	510,661	3.30	93.0	50,351
January	2017	36,896	3.44	93.7	3,899
February	2017	39,411	3.46	93.7	4,114

Gold production in the Quarter and the Year set new records for production from underground   Mine production and grade are discussed in Section 4.4 of this MD&A; gold recoveries are discussed in Section 4.5 of this MD&A.

4.4	Underground
Tonnes milled in the Quarter and the Year represented new records from underground production:  tonnes milled in the Quarter were 6.6% higher than in the preceding quarter (which was itself a record); tonnes milled in the Year were 16.0% higher than in 2015.  The increase in tonnes milled reflects the continued successful implementation of the Investment Plan at Blanket, which is discussed in Sections 4.7 and 4.10 of this MD&A. The objectives of the Investment Plan are to improve the underground infrastructure and logistics and allow an efficient and sustainable production build-up.  The infrastructure improvements include the development of a “tramming loop” (which was completed in June 2015), the sinking and equipping of the No.6 Winze (which commenced production at the end of Q1 2016) and the sinking of a new 6-meter diameter Central Shaft from surface to 1,080 meters (which is scheduled to commence production in mid-2018).
Completion of the tramming loop in June 2015 substantially improved the underground logistics which means that more material (i.e. ore and waste) can be transported underground.  The tramming loop has operated as designed and has resulted in the increased production that has been achieved over the last 5 quarters.  During October 2016 two additional storage silos were commissioned, which provide additional storage capacity and speeds up the tipping process on 22 Level.  Work has commenced on an additional short tramming loop to optimise the effectiveness of the new silos and is expected to be completed during the first quarter of 2017.   Although tramming capacity has improved, the haulage on 22 Level remains congested due to the increased volume of ore and waste which is produced from the new declines and also the requirement to transport an increased amount of materials e.g. parts for the conveyor systems that are currently being installed in the declines.  This situation should improve towards the end of Q1 2017 when the conveyor systems for the declines are expected to have been commissioned.
The No. 6 Winze down to 870 metres and the first phase of the decline into the AR South ore body (the “AR South decline)” to a depth of 765 metres below surface were both completed at the end of March 2016 and provide access to new reserves below 750 metres.  The AR South decline has now been extended to 785 metres below surface and will continue to 870 metres below surface.
The head grade in the Quarter was 3.21 g/t compared to a planned grade of 3.30 g/t and an achieved grade of 3.36 g/t in the preceding quarter.  The lower grade compared to the preceding quarter and plan was due mainly to dilution at AR Main which was caused by the hanging wall slabbing after long-hole blasting.  Corrective measures have been taken.  Lower grades at AR Main were partially offset by higher than anticipated grades from other areas, particularly from AR South, Eroica and Blanket ore bodies.
Underground activities were impeded in the Quarter due to the unstable electricity supply from the Zimbabwe Electricity Supply Agency (“ZESA”).  The incoming electricity supply from ZESA is subject to numerous surges and dips in voltage which causes the standby generators to activate.  Such surges can occur 5 or 6 times during a single working shift.  Each time the standby generators cut in and out, as much as 30 minutes of working time can be lost whilst the equipment is re-started. These surges also have an adverse effect on electrical equipment.  To address this issue, Blanket has designed an upgraded electrical supply to the mine to eliminate the voltage surges and dips. The current 33KV line with a maximum load capacity of 6 MVA will be upgraded to 20 MVA and the line will be extended from the Blanket substation area to Central Shaft. Auto tap transformers regulating the voltage supply to protect the electrical equipment will be installed at both Central and No. 4 Shafts. The generator farms at Central and No. 4 Shafts will be ring-fed and synchronized to provide generator capacity of 12 MVA, which will be enough power to run the mining and metallurgical operations as well as sinking operations during power outages. This will be done a cost of about $605,000 and should be completed by the end of May 2017.
Tonnes mined and milled in January and February 2017 were adversely affected by the continued instability in the ZESA power supply, equipment breakdowns due to the excessive rains in the early part of 2017 and by the increased incidence of very large rocks from the new mining areas in the decline developments which clogged the grizzlies at the underground ore storage silos and resulted in a build-up of stockpiles in the stopes.
In the established long-hole mining areas, rock fragmentation resulting from the blast was enhanced by the long fall from the hanging wall to the bottom of the stope.  In the new mining areas below 22 Level that have been opened up by the AR South Declines the ore only falls a few metres after it has been blasted, the result being less secondary gravity breaking.  The increased incidence of larger rocks has resulted in the draw-points from the storage silos becoming clogged, which necessitates secondary blasting, and has also resulted in the grizzlies at the shaft ore silos becoming clogged.  Management has applied modifications to the blasting practices and has improved the supervision of the night shift tramming, which appear to have improved the situation.

4.5 Metallurgical Plant
Plant throughput in the Quarter was 65.8 tonnes per hour (“tph”) compared to 64.0 tph in the preceding quarter.  As noted in the discussion of underground activity in Section 4.4, throughput was also adversely affected the unstable ZESA electricity supply.
Plant recovery in the Quarter was 92.8% compared to 93.2% in the preceding quarter.  Recoveries were lower than the planned level of 93.5% due to continued difficulties with the old oxygen plant.   Recoveries were also adversely affected by the lower head grade.  It is intended to replace the existing oxygen plant with a new plant which is expected to be installed in mid-2017.
Plant throughput in January and February was adversely affected by the lower than expected tonnes hoisted which is discussed in Section 4.4, offset by higher grades and increased recoveries.
The following projects were completed in the Quarter:
•	The 2,000 tonne fine ore bin was commissioned in the Quarter and increases the capacity to provide a continuous feed to the mills;
•
The new No.8 mill was installed and commissioned in October, increasing the milling capacity to 90 tph, which is sufficient to mill the 650,000 tonnes per annum which will be required to produce 80,000 ounces of gold per annum in 2021 in terms of the Investment Plan; and

•	The refurbishment of the CIL tanks was completed.

4.6	Production Costs
A narrow focus on the direct costs of production (mainly labour, electricity and consumables) does not fully reflect the total cost of gold production.  Accordingly, cost per ounce data for the Quarter and the comparative quarter have been prepared in accordance with the Guidance Note issued by the World Gold Council on June 23, 2013 and is set out in the table below on the following bases:
i.
On-mine cost per ounce[6], which shows the on-mine costs of producing an ounce of gold and includes direct labour, electricity consumables and other costs that are incurred at the mine including insurance, security and on-mine administration;

ii.
All-in sustaining cost per ounce[6], which shows the on-mine cost per ounce plus royalty paid, Share-based payment expenses, additional costs incurred outside the mine (i.e. at offices in Harare, Johannesburg and St. Helier), costs associated with maintaining the operating infrastructure and resource base that are required to maintain production at the current levels (sustaining capital investment) less silver by-product revenue; and

iii.
All-in cost per ounce[6], which shows the all-in sustaining cost per ounce plus the additional costs associated with activities that are undertaken with a view to increasing production (expansion capital investment).

6 On mine cost per ounce, all-in sustaining cost per ounce and all-in cost per ounce are non-IFRS measures.  Refer to Section 10 for a reconciliation of these amounts to IFRS

Cost per Ounce of Gold Sold ($/ounce)
	3 months to December 31		12 months to December 31
	2015	2016	2015	2016
On-mine cost per ounce	701	614	701	636
All-in sustaining cost per ounce	1,127	843	1,037	912
All-in cost per ounce	1,685	1,245	1,354	1,221

Per-ounce costs are calculated on the basis of sales and not production, so that an accurate value can be ascribed to the royalty.  This means that the cost per ounce calculated for the Quarter is adversely affected by work-in-progress which at December 31, 2016 amounted to 728 ounces (2015: 671 ounces).  A reconciliation of costs per ounce to IFRS production costs is set out in Section 10.1
On mine cost per ounce fell by 12% in the Quarter compared to the comparable quarter.  On-mine costs comprise labour, electricity, consumables and other costs which include security and insurance.  Blanket did not experience significant inflationary pressure on input costs.
All-in sustaining costs per ounce comprise on-mine costs and also include royalty payments, group administrative costs, share-based payment expense, by-product credits arising from the sale of silver, the export incentive credit and sustaining capital investment. The all-in sustaining cost fell by 17% in the Quarter compared to the comparable quarter due to lower on-mine cost per ounce, the reduced royalty cost per ounce due to the effect of the export incentive credit for incremental production which was recognised in the Quarter, lower general and administrative costs per pounce and lower sustaining capital expenditure per ounce
All-in costs include investment in expansion projects which are discussed in section 4.7 of this MD&A.  Investment in expansion projects in the Quarter was $5.8 million compared to $6.0 million in the comparative quarter due to the continued high levels of investment in terms of the Investment Plan.

4.7 Capital Projects
The main focus of the capital projects is on development and deep drilling exploration to increase mining flexibility and extend the life of mine.
Following completion of the No. 6 Winze in Q1 of 2016, the main capital development project is the Central Shaft, which is the remaining component of the Investment Plan and is discussed in Section 4.10 of this MD&A.  The shaft is being sunk in one single phase from surface to 1,080 metres.  The estimated completion date of the shaft is mid-2018; first production from the Central Shaft is expected shortly thereafter as pre-development in the initial areas to be mined will be effected via the No. 6 Winze, the AR South Decline and a planned further decline into AR Main  (the “AR Main Decline”).  Permanent sinking of the Central Shaft commenced in May 2016 and the shaft was 633 metres below datum as at February 28, 2017.  The main factor which is affecting progress on the Central Shaft is the frequent power interruptions due to the unstable ZESA supply which is discussed in Section 4.4 of this MD&A: additional stand-by generators have been purchased and we continue to look for further suitable units in the region; as discussed in Section 4.4, management is implementing a plan to address the unstable incoming supply.  Notwithstanding these difficulties, the Central Shaft remains on track in terms of the timing of completion in the third quarter of 2018 and capital costs.
Other capital projects include:
•
The AR South decline from 750 metres to 780 metres was completed earlier in 2016 and in the Quarter it was equipped with a conveyor belt to move ore and waste, which is expected to be in the second quarter of 2017.  This decline is being extended to 870 metres (26 level): 57 metres were developed in the Quarter and a further 34 metres are to be completed.  The current decline produces approximately 200 tonnes per day using a fleet of 3 Load, Haul, Dump (“LHD”) machines.  The use of LHD Machines is an innovation at Blanket and has proved to be very effective. They will be used in further decline developments;

•	A second decline is planned at the AR Main ore body (the “AR Main decline”) from 750 metres to 780 metres and will further accelerate access to resources below 750 metres;
•
At No. 6 Winze, three haulages are being developed on 26 level:  a haulage to link the Blanket section to AR South was advanced 42 metres in the Quarter until work was suspended due to the waste production adversely affecting ore production; haulages to both the Blanket 2 and Blanket 4 orebodies advanced 78 metres in the quarter and work on these haulages continues;

•
On 22 level a further extension is being mined to the tramming Loop which was completed in 2015. The extension will complete the loop round all the grizzlies on 22 level and de-congest this area. A total of 84.2 metres were mined and the end reached its holing point. Holing was effected in January 2017; and

•	On 22 level the Eroica extraction haulage was advanced 50 metres in the Quarter and is planned to handle ore mined above this level.
The estimated cost of the Investment Plan as announced in November 2014 was approximately $43 million (excluding sustaining capital expenditure), the main components of which were the Central Shaft and related infrastructure.  Cost savings that have been realised in some areas (notably the purchase of the winders) have been partially offset by additional expenditure in other areas, such as the need for additional generating capacity at Central Shaft and surge protectors to obviate the recent deterioration in the incoming ZESA supply.  Management believes that the eventual cost of the Investment Plan will be slightly less than initially estimated.

4.8 Mineral Resources and Mineral Reserves
The Technical Report dated December 1, 2014 relating to the Blanket Mine was prepared by Minxcon Pty Ltd (“Minxcon”), in compliance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects, issued by the Canadian Securities Administrators (“NI 43-101”).  Minxcon is a mining industry consulting company based in South Africa.  Minxcon reviewed the mineral reserve and mineral resource calculation procedures for the Blanket Mine as at August 31, 2014.  Minxcon’s mineral resource and mineral reserve estimates are set out in the following tables:
MINERAL RESOURCES – (August 2014)
Mineral Resource Category	Tonnes (metric)	Grade (Au g/t)	Gold Content (ounces)
Measured Resources	1,572,733	3.91	197,606
Indicated Resources	2,478,902	3.77	300,288
Total Measured and Indicated	4,051,635	3.82	497,895
Inferred Resources*	3,344,831	5.11	549,963

Notes:
1.	Resource estimate is based on a gold price of US$1,300/oz
2.	Mineral Resources are stated at a 1.96 g/t cut-off.
3.	Tonnages are stated at an in-situ relative density of 2.86 t/m3.
4.	Inferred Resources are expressed separately from the Measured and Indicated category.

*Inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or any part of the inferred resource will be upgraded to a higher resource or reserve category.

MINERAL RESERVES – (October, 2014)
Mineral Reserve Category	Tonnes (metric)	Grade (Au g/t)	Gold Content (ounces)
Proven Reserves	856,005	3.40	93,638
Probable Reserves	2,077,828	3.78	252,758
Total Proven & Probable Reserves	2,933,833	3.67	346,396

Notes:
1.	As noted above, Mineral Reserves are also included in the above table of Mineral Resources.
2.	Reserve estimate is based on a gold price of US$1,250/oz and a cash cost of US$71/tonne milled.
3.	Blanket’s pay limit (cut-off grade) is 2.03 g/t.
4.	Reserve tonnages have been diluted by 5 to 10% at zero grade to yield RoM tonnages (delivered to mill).

Cautionary note to U.S. Investors concerning estimates of Inferred and Indicated Resources.

The above tables use the terms “inferred resources” and “indicated resources.”  While these terms are recognized and required by Canadian regulations, the US Securities and Exchange Commission does not recognize them.  They have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an Inferred or Indicated Mineral Resource will ever be upgraded to a higher category.  Investors are cautioned not to assume that part or all of an inferred or indicated resource exists or is economically mineable.
The full Technical Report can be viewed on the Company’s website – www.caledoniamining.com or under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.
Since the calculation of the above resource estimates as at August 31, 2014, the Company has mined 1,082,242 tonnes with an average recovered gold grade of 3.16 grams per tonne, the majority of which has been from within the reserve blocks to produce 106,513 ounces of gold at a recovery of 93.0%.   An updated internal estimate of Blanket’s mineral reserves and resources as at December 31, 2016 has been prepared by Blanket Mine’s Technical Department following the standards and procedures required by NI 43‑101. In preparing the Mineral Resource and Mineral Reserve estimates, the following assumptions and modifying factors were applied. A cut-off grade (pay limit) of 1.81 g/t based on a gold price of US$1,300/oz and a cash cost of US$65/t, was applied for both the Mineral Resources and Mineral Reserves.  Tonnages were increased by between 5% and 10% to allow for dilution at zero grade and the grade adjusted accordingly.  A metallurgical recovery of 93% was applied, equivalent to the current achieved recovered grade.  The Mineral Reserve and Mineral Resource estimates included in this report have been reviewed and approved by Dr Trevor Pearton, Caledonia’s Qualified Person and the results are presented in the following tables:

MINERAL RESOURCES – December 31, 2016
Mineral Resource Category	Tonnes (metric)	Grade (Au g/t)	Gold Content (ounces)
Measured Resources	1,532,000	4.04	198,800
Indicated Resources	3,408,700	4.31	472,600
Total Measured and Indicated	4,940,700	4.23	671,400
Inferred Resources*	3,764,000	4.99	604,000
Notes:
1.	Resource estimate is based on a gold price of US$1,300/oz and a cash cost of US$65/t.
2.	Mineral Resources are stated at a 1.81 g/t cut-off.
3.	Mineral Resources are reported inclusive of Mineral Reserves.
4.	Tonnages are rounded to the nearest 100 and ounces to the nearest 100.
5.	Tonnages are stated at an in-situ relative density of 2.86 t/m3.
6.	Inferred Resources are expressed separately from the Measured and Indicated category.

*
Inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically or legally. It cannot be assumed that all or any part of the inferred resource will be upgraded to a higher resource or reserve category.

Caledonia has adopted a conservative approach to accruing new resources: only resource blocks with an estimated grade in excess of the current pay limit are taken into resource inventory.  Resources that are below the pay limit are reviewed on an annual basis.

MINERAL RESERVES – December 31, 2016
Mineral Reserve Category	Tonnnes (metric)	Grade (Au g/t)	Gold Content (ounces)
Proven Reserves	798,900	3.70	95,000
Probable Reserves	2,061,000	3.64	241,300
Total Proven & Probable Reserves	2,859,900	3.66	336,300
Notes:
1.	Mineral Resources are reported inclusive of Mineral Reserves.
2.	Reserve estimate is based on a gold price of US$1,300/oz and a cash cost of US$65/t milled.
3.	Blanket pay limit (cut-off) is 1.81 g/t.
4.	Reserve tonnages have been diluted by 5 to 10% at zero grade to yield RoM tonnages (delivered to mill).
5.	Tonnages are rounded to the nearest 100 and ounces to the nearest 100.

Blanket’s Measured and Indicated Resources as at December 31, 2016 have increased by 193,800 tonnes or 33,000 ounces (5%) compared to December 31, 2015.  Proven and Probable Reserves have increased by 230,000 tonnes or 39,000 ounces (13%) over the same period. Relative to the independent estimate of mineral resources and mineral reserves as at August 31, 2014, the Reserves have decreased by 2.5% in terms of tonnage after replenishing the 1.08 million tonnes that has been mined subsequent to the report date.  Resources (measured and indicated) expressed in terms of tonnage have increased by 22% over the same period.
Blanket Mine has reported a conversion of resources to reserves of 106% for the Year. While Blanket has recorded a conversion of resources to reserves of approximately 100% over the past 10 years, this high rate of conversion cannot be assumed to occur in future.

4.9 Indigenisation
Transactions that implemented the indigenisation of Blanket were completed on September 5, 2012 following which Caledonia owns 49% of Blanket and has received a Certificate of Compliance from the Government of Zimbabwe which confirms that Blanket is fully compliant with the Indigenisation and Economic Empowerment Act.
As a 49% shareholder, Caledonia receives 49% of Blanket’s dividends plus the repayment of vendor facilitation loans which were extended by Blanket to certain of the indigenous shareholders and which carry interest at LIBOR plus 10%.  The vendor facilitation loans are repaid by way of dividends from Blanket Mine.  80% of the dividends declared by Blanket Mine which are attributable to the beneficiaries of the vendor facilitation loans are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders.  Blanket suspended dividend payments in 2015 until July 31, 2016 in order to fund the capital projects provided under the Investment Plan as a result of which the repayment of facilitation loans by Blanket’s indigenous shareholders were also suspended.  During this period, there was a moratorium on the interest roll-up on the outstanding facilitation loans.   The interest moratorium had no effect on either Caledonia’s cash receipts or its reported earnings as interest on the facilitation loans is not recognised in Caledonia’s financial statements.
On August 1, 2016 Blanket declared a dividend of $2 million as a result of which repayments of the facilitation loans re-started and the interest moratorium was lifted.  80% of the dividends paid to the indigenous Zimbabwean shareholders who hold 41% of Blanket are used to pay interest and make capital repayments on the facilitation loans. The outstanding balance of the facilitation terms as at December 31, 2016 was $31.460 million (2015; $31.366 million).  The dividends attributable to GCSOT, which holds 10% of Blanket will be withheld by Blanket to repay the advance dividends which were paid to GCSOT in 2012 and 2013 and which had an outstanding balance of $3.0 million at December 31, 2016 (2015; $3.2 million).
The vendor facilitation loans are not shown as receivables in Caledonia’s Consolidated Financial Statements in terms of IFRS. These loans are effectively equity instruments as their only means of repayment is via dividend distributions from Blanket.  Caledonia continues to consolidate Blanket for accounting purposes.  Further information on the accounting effects of indigenisation at Blanket is set out in note 5 to the Consolidated Financial Statements and in a Frequently Asked Questions page which is available on Caledonia’s website.

4.10 Opportunities and Outlook
Investment Plan to Increase Production
On November 3, 2014 Caledonia announced the Investment Plan and production projections for the Blanket Mine. The objectives of the Investment Plan are to improve the underground infrastructure and logistics and allow an efficient and sustainable production build-up.  The infrastructure improvements include the development of a tramming loop, deepening the No.6 Winze and sinking a new 6-meter diameter Central Shaft from surface to 1,080 meters. As discussed in Section 4.7, implementation of the Investment Plan is proceeding on schedule and within budget: the tramming loop and the sinking of the No. 6 Winze were both completed slightly ahead of target and work on the Central Shaft is proceeding according to plan.

In addition to the projects that form the Investment Plan, Blanket has also completed Phase 1 of the AR South decline which gives access to the AR South ore body below 750 metres.  The AR South Decline is currently being extended to 870 metres as described in Section 4.7.  Work has also commenced on the AR Main decline, which will give early access to the AR Main ore body below 750 metres.
The Investment Plan includes a revised life of mine plan for the Blanket Mine (the “LOM Plan”) in terms of which it is anticipated that the approximate production from existing proven and probable mineral reserves above 22 level will be as set out below.
Approximate production from proven and probable mineral reserves above 750m (per LOM Plan)
	2015	2016	2017	2018	2019	2020	2021
Tonnes milled (‘000)	430	460	430	380	230	100	50
Gold production (koz)	42	45	43	39	23	10	6
Based on the Preliminary Economic Analysis (“PEA”), additional approximate production from the inferred mineral resources that existed at the date of the PEA (excluding the projected production set out above) may be achieved in the following indicative ranges:
Possible production from inferred mineral resources below 750m (as per PEA)
	2015	2016	2017	2018	2019	2020	2021
Tonnes milled (‘000)	0	35	160	215	390	550	600
Gold production (koz)	0	4-5	20-22	27-30	46-50	63-67	70-75
Canadian regulations do not allow planned production from inferred resources to be added to those from proven and probable reserves for disclosure purposes.
There is no certainty that the PEA will be realised. The updated Technical Report was authored by Daan van Heerden, Uwe Engelmann, Dario Clemente, Johan Odendaal and Jaco Burger of Minxcon (Pty) Ltd., each of whom is a qualified person who is independent of Caledonia for the purposes of National Instrument 43-101.

Production Guidance
The company surpassed its production guidance for 2016 of 50,000 ounces.  Target production for 2017 is approximately 60,000 ounces of gold of which about 31,000 ounces is planned to come from above 750 metres  and 29,000 ounces from recently upgraded reserves below 750 metres.  There is no change to the long-term production targets.   This is forward looking information as defined by National Instrument 51-102.  Refer to Section 18 of the MD&A for further information on forward looking statements.

Cost Guidance
The successful implementation of the Investment Plan is expected to result in reduced costs per ounce of gold produced as the fixed costs at Blanket and Caledonia are spread across higher production.  AISC per ounce in the Quarter was $843 per ounce compared to guidance of below $900 per ounce by the end of 2016.   The all-in sustaining cost in the Quarter was significantly reduced due to the recognition in the Quarter of $1.1 million of export incentive which had accumulated since the export credit scheme was initiated in May 2016.  The value arising from the export incentive was recognised in the Quarter following receipt in US dollars in the Quarter of the incentive that had accrued since May 2016.  Of the total amount of the export incentive that was recognised in the Quarter, $381,000 was in respect of sales in the Quarter:  if the calculation of AISC is adjusted to remove the export incentive that relates to the period before the Quarter, AISC for the Quarter was $843 per ounce.
Estimated on-mine costs7 (i.e. labour, consumables, electricity and other on-mine costs) for 2017 are in the range of $600 to $630 per ounce; estimated all-in sustaining costs7 for 2017 are in the range $810 to $850 per ounce.  Guidance for on-mine and all-in sustaining costs remains unchanged.  The elements that comprise AISC are discussed in Section 10.1 of this MD&A.

7 On mine cost per ounce, all-in sustaining cost per ounce and adjusted earnings per share are non-IFRS measures.  Refer to Section 10 for a reconciliation of these amounts to IFRS

Earnings Guidance
As advised in the MD&A for the quarter ended September 30, 2016, which was published on November 11, 2016 earnings guidance for the Year to December 31, 2016 was reduced from 25 cents per share to approximately 18 cents per share.   Adjusted earnings per share7 for the Year to December 31, 2016 were 21.4 cents, 19% higher than guidance.  The increase is outside our target range for actual compared to guidance of plus or minus 10% due to the inclusion of the export incentive credit in adjusted earnings following the receipt of this amount in US dollars shortly before the end of the Year.
On January 11, 2017 Caledonia advised shareholders by way of a press release (available at www.sedar.com) that taking into account the production and cost guidance set out above and assuming a gold price of $1,275 per ounce (such gold price being used by Edison Investment Research Limited, who have prepared paid-for research on the Company), earnings per share for 2017 are anticipated to be approximately 34 cents.   This is lower than previous guidance of approximately 45 cents per share primarily due to the use of a lower forecast gold price ($1,275 per ounce compared to $1,341 per ounce previously) and the revised 2017 production guidance of approximately 60,000 ounces compared to 65,000 ounces previously.  Based on Caledonia’s production to date in 2017 and assuming the third-party gold price forecast of $1,275 per ounce, Caledonia continues to believe that the current guidance is reasonable.

Exploration
Caledonia intends to continue its exploration efforts at the Blanket Mine as discussed in Section 5.1 of the MD&A.  Further exploration at the first two of Blanket’s portfolio of satellite properties (Mascot and GG) has been suspended: resources have been re-deployed from GG and Mascot to Blanket where they are being used on the declines and re-opening the Sheet ore body. Exploration will resume at GG and Mascot and on other satellite properties when sufficient capital becomes available at Blanket.   Further information on Blanket’s exploration is set out in Section 5 of this MD&A.

Strategy
Caledonia’s strategic focus is on implementing the Investment Plan at Blanket on schedule and within budget.  Caledonia’s board and management believe the successful implementation of the Investment Plan remains in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and greater flexibility to undertake further exploration and development, thereby safeguarding and enhancing Blanket’s long term future.

5 EXPLORATION AND PROJECT DEVELOPMENT
Caledonia’s exploration activities are focussed on Blanket Mine and its satellite properties.

5.1 Blanket Exploration
The deep drilling program continues: 4,308 meters were drilled in the Quarter compared to 3,211 in Q4 of 2015; 22,172 metres were drilled in the Year compared to 14,330 metres in 2015. The increase in metres drilled was due to the purchase and commissioning of new drill machines in the first six months of 2016.
Drilling in 2016 was targeted at Blanket, AR Main and Eroica.  Drilling at Blanket and AR Main was focussed on infill drilling with the objective of increasing the confidence level of the existing inferred resources at the Blanket and AR Main orebodies.  Drilling at Eroica was more exploratory and targeted the depth extension of the Eroica southern shoot below 22 level.

The focus of the deep drilling in 2017 will move to AR South where only very limited drilling below 22 level has been carried out to date. The geometry of the orebody with an East-West limb and a North-South limb necessitates the development of two sets of drilling infrastructure from which to drill and evaluate the depth extensions of the two limbs.  Completion of the first two drill chambers is expected in the first quarter of 2017, after which drilling will take place simultaneously from these two sites targeting both limbs of AR South to 900 metres depth. Development of an additional two chambers to extend coverage to 1,000 metres depth will be completed in the second quarter of 2017.
Drilling at Blanket section will continue and be focussed on the southern extension of No 4 Orebody where there remains potential to extend the current resources significantly. Drilling at AR Main will continue and be focussed on the southern extension of the orebody where mineralisation remains open at depth and on strike.
A surface drilling programme is underway to investigate “near mine” targets and their potential with the aim of scoping out new resources within easy reach of Blanket Mine plant. Initial drilling has been carried out along the northern strike of Lima, at Old Lima and Smiler.  Drilling in the first quarter of 2017 will be focussed on the Sabiwa and Jean prospects which are located between Blanket and neighbouring Vubachikwe Mine to the south.

5.2 Blanket Satellite Prospects
Blanket Mine has exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt totalling 93 claims, including a small number under option, covering properties with a total area of about 2,500 hectares. Included within these claim areas are 18 previously operated small gold workings which warrant further exploration, i.e. the Satellite Prospects.
Blanket’s main exploration efforts on the satellite properties were focused on the GG and the Mascot exploration prospects which, based on past production records, were believed to have the greatest potential.  Due to the continued high level of capital investment in terms of the Investment Plan and Blanket’s limited funding capacity, exploration and metallurgical evaluation work at GG and Mascot was suspended in the Quarter and resources were re-deployed at Blanket at the AR South decline and re-opening the Sheet ore body where it is expected there will be better returns on the capital investment.   Work is expected to resume on the GG and Mascot prospects when Blanket has sufficient capital.

6.	INVESTING
An analysis of investment in the Quarter, the preceding quarters in 2016 and the years 2014 and 2015 is set out below
Capital Investment ($’000’s)
	2014 Year	2015 Year	2016 Q1	2016 Q2	2016 Q3	2016 Q4	2016 Year
Total Investment	6,060	16,567	3,304	4,926	4,440	6,489	19,159
Nama Project	96	-	-	-	-	-	-
Blanket	5,917	16,567	3,304	4,926	4,427	6,489	19,146
Other	47	-	-	-	13	-	13
All further investment at Blanket is expected to be funded from Blanket’s internal cash flows and its Zimbabwean borrowing facilities.

7.	FINANCING
Caledonia financed all its operations using funds on hand and those generated by its operations.  No equity financing took place in the Quarter or the Year (other than the receipt of proceeds from the exercise of share options) and none is currently planned.  Blanket has an unsecured $2 million loan facility in Zimbabwe which is repayable on demand.  At December 31, 2016 the facility was undrawn.  In October 2016 Blanket drew down a $3m two-year term facility all of which remained payable as at December 31, 2016, with the first repayment falling due and being duly paid in January 2017.

8.	LIQUIDITY AND CAPITAL RESOURCES
An analysis of Caledonia’s capital resources as at December 31, 2016 and each of the preceding 5 quarters is set out below.

Liquidity and Capital Resources ($’000’s)
As at	Sept 30 2015	Dec 31 2015	Mar 31 2016	June 30 2016	Sept 30 2016	Dec 31 2016
Overdraft	2,065	1,688	4,673	-	1,549	-
Term loan facility	-	-	-	-	-	2,987
Cash and cash equivalents in the statement of cashflows (net of overdraft)	14,653	10,880	8,841	10,581	12,390	14,335
Working capital	19,625	15,165	14,101	15,708	14,682	15,960

Movements in Caledonia’s net cash, the overdraft and working capital and an analysis of the sources and uses of Caledonia’s cash are discussed in Section 3 of this MD&A.  The overdraft facility is held by Blanket with a Zimbabwean bank and is unsecured and repayable on demand.  The term facility is held by Blanket with a Zimbabwean bank, is secured and has a two-year term with equal quarterly repayments.  The Company’s liquid assets as at December 31, 2016 exceed its planned and foreseeable commitments as set out in Section 9 of this MD&A.

9.	OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL COMMITMENTS AND CONTINGENCIES
There are no off balance sheet arrangements apart from the facilitation loans of $33.6 million which are not reflected as loans receivable for IFRS purposes (refer to note 5 of the Consolidated Financial  Statements).  The Company has the following contractual obligations at December 31, 2016.
Payments due by Period ($’000’s)
Falling due	Within 1 year	1-3 Years	4-5 Years	After 5 Years	Total
Trade and other payables	8,077	-	-	-	8,077
Term loan facility	1,410	1,577	-	-	2,987
Provisions	104	243	174	2,935	3,456
Capital expenditure commitments	2,122	-	-	-	2,122

In addition to the committed purchase obligations set out above, Blanket currently intends to invest approximately $17.9 million between January 2017 and December 2017 which is not yet committed and a further $35.2 million in the years 2018 to 2020, which is also uncommitted.  The committed and uncommitted investment will be used to maintain Blanket’s existing operations and implement the Investment Plan which are discussed in Sections 4.7 and 4.10 of this MD&A.  Committed and uncommitted purchase obligations will be met from the cash generated from Blanket’s existing operations and Blanket’s existing borrowing facilities.  Caledonia has no obligations in respect of capital or operating leases. As of December 31, 2016, Caledonia had potential liabilities for rehabilitation work at Blanket and EGM – if and when those mines are permanently closed – at an estimated discounted cost of $3.5 million.

10.	NON-IFRS MEASURES

Throughout this document, we have provided measures prepared in accordance with IFRS in addition to some non-IFRS performance measures for investors who use them to evaluate our performance.  Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare Caledonia against other companies.  Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS.  We have defined below the non-IFRS measures we have used in this document and provide a reconciliation of such non-IFRS measures to the IFRS measures we report.

10.1 Cost per ounce
Non-IFRS performance measures such as “on-mine cost per ounce”, “all-in sustaining cost per ounce” and “all-in cost per ounce” are used in this document.  Management believes these measures assist investors and other stakeholders in understanding the economics of gold mining over the life-cycle of a mine.  These measures are calculated on the basis set out by the World Gold Council in a Guidance Note published on June 23, 2013.   The table below reconciles “on-mine cost per ounce”, “all-in sustaining costs per ounce” and “all-in cost per ounce” to the production costs shown in the Consolidated Financial Statements which have been prepared under IFRS.

Reconciliation of IFRS Production Cost to Non-IFRS Cost per ounce
($’000’s unless otherwise indicated)	3 Months to December 31		12 Months to December 31
	2015	2016	2015	2016
Production cost (IFRS)	7,018	6,873	30,019	32,086
Less site restoration costs	-	(32)	-	(32)
Less exploration cost	(80)	41	(380)	(408)
Less safety costs	(227)	(221)	(551)	(221)
Other cost	886	1,214	1,011	535
On-mine production cost	7,597	7,875	30,099	31,960
Gold sales (oz)	10,842	12,833	42,943	50,269
On-mine cost per ounce ($/oz)	701	614	701	636

Royalty	591	583	2,455	2,923
Export incentive	-	(1,104)	-	(1,104)
Exploration, remediation and permitting cost	144	57	399	311
Sustaining capital development	1,457	1,369	4,707	3,792
Administrative expenses	2,439	2,030	7,622	7,263
Less Zambian expenses	-	(17)	(716)	(17)
Silver by-product credit	(10)	(15)	(48)	(62)
Share-based payment expense	-	41	24	788
Other			(2)
All in sustaining cost	12,218	10,819	44,540	45,854
Gold sales (oz)	10,842	12,833	42,943	50,269
All in sustaining cost per ounce ($/oz)	1,127	843	1,037	912

Permitting and exploration expenses	14	56	138	181
Non-sustaining capital expenses	6,049	5,120	13,486	15,367
Total all in cost	18,281	15,995	58,164	61,402
Gold sales (oz)	10,842	12,833	42,943	50,269
All in cost per ounce ($/oz)	1,685	1,245	1,354	1,221

The All-in sustaining costs incurred in 2015 and Q4 of 2015 have been re-stated to include share-based payment expenses and the by-product credits arising on the sale silver.  The change is not material.
As explained in Section 3, the export incentive credit which had accumulated since May 2016 was recognised as income in the Quarter following receipt by Blanket of the accrued amount in US dollars in December 2016.  The export credit that was attributable to gold sales in the Quarter was $381,000.

10.2 Average realised gold price per ounce
“Average realised price per ounce” is a non-IFRS measure which, in conjunction with the cost per ounce measures described above, allows stakeholders to assess our performance.  The table below reconciles “Average realised price per ounce” to the revenue shown in the financial statements which have been prepared under IFRS.
Reconciliation of Average Realised Gold Price per Ounce ($’000’s unless otherwise indicated)
	3 Months to December 31		12 Months to December 31
	2015	2016	2015	2016
Revenue (IFRS)	11,753	15,251	48,977	61,992
Revenues from sales of silver	(61)	(15)	(48)	(62)
Revenues from sales of gold	11,743	15,236	48,929	61,930
Gold ounces sold (oz)	10,842	12,833	42,943	50,269
Average realised gold price per ounce ($/oz)	1,083	1,187	1,139	1,232

10.3 Adjusted earnings per share
“Adjusted earnings per share” is a non-IFRS measure which management believes assists investors in understanding the Company’s underlying performance and provides the best reflection of recurring costs in our business. The table below reconciles “adjusted earnings per share” to the profit attributable to owners of the Company shown in the financial statements which have been prepared under IFRS.
Reconciliation of Adjusted Earnings per Share (“Adjusted EPS”) to IFRS Profit Attributable to Owners of the Company
($’000’s unless otherwise indicated)	3 Months to December 31		12 Months to December 31
	2015	2016	2015	2016
Profit for the year	1,953	3,878	5,590	11,085
NCI share	(13)	(620)	(811)	(2,559)
Profit attributable to owners of the Company (IFRS)	1,940	3,258	4,779	8,526

Add back/(deduct)
IAS 19 adjustment	69	40	100	80
Deferred tax	995	1,067	2,567	4,611
Sale of Blanket Mine treasury bills	-	-	-	(3,202)
Other income	-	(226)	-	(226)
Foreign exchange (gain)/loss	(774)	173	(2,850)	505
Zambian expenses	-	17	716	17
Prior year over accrual of GMS UK tax	(871)	-	(871)	-
Prior year adjustment in respect of South African tax	(765)	-	(765)	-
South African tax penalties and interest	-	-	744	-
Total before tax and NCI	594	4,329	4,420	10,311
Reversal of tax effect	168	(60)	660	891
NCI effect	(178)	(173)	(444)	111
Adjusted profit	584	4,096	4,636	11,284

Weighted average shares in issue (m)	52.095	52.787	52.095	52.787
Adjusted EPS (cents)	1.1	7.8	8.8	21.4

11.	RELATED PARTY TRANSACTIONS

There were no related party transactions in the Quarter or the Year.
12.	CRITICAL ACCOUNTING POLICIES
Caledonia's accounting policies are set out in the Consolidated Financial Statements for the Year, which have been publicly filed on SEDAR at www.sedar.com. In preparing the Consolidated Financial Statements, management is required to make estimates and assumptions that affect the amounts represented in the Consolidated Financial Statements and related disclosures. Use of available information and the application of judgement are inherent in the formation of estimates. Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.  Discussion of recently issued accounting pronouncements is set out in note 4(r) of the Consolidated Financial Statements.
Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the Consolidated Financial Statements is included in the following notes:

i) Indigenisation transaction
The directors of Caledonia Holdings Zimbabwe Limited (“CHZ”), a wholly owned subsidiary of the Company, performed an assessment, using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket Mine and accounted for the transaction as follows:
•	Non-controlling interests (“NCI”) are recognised on the portion of shareholding upon which dividends declared by Blanket Mine accrue unconditionally to equity holders as follows:
(a)	20% of the 16% shareholding of the National Indigenisation and Economic Empowerment Fund (“NIEEF”);
(b)	20% of the 15% shareholding of Fremiro Investments (Private) Limited (“Fremiro”); and
(c)	100% of the 10% shareholding of GCSOT.
•	This effectively means that NCI are recognised at Blanket Mine level at 16.2% of the net assets.
•
The remaining 80% of the shareholding of each of NIEEF and Fremiro is recognised as non-controlling interests to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans including interest. At December 31, 2016 the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.

The transaction with Blanket Employee Trust Services Limited (“BETS”) is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on the BETS facilitation loan they will accrue to the employees at the date of such declaration.
The employee trust and BETS are structured entities which are effectively controlled and consolidated by Blanket Mine. Accordingly the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

ii) Site restoration provisions
The site restoration provision has been calculated for the Blanket Mine based on an independent analysis of the rehabilitation costs as performed in 2015 and based on the internal assessment for EGM. Estimates and assumptions are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs which will reflect the market condition at the time the rehabilitation costs are actually incurred.  The final cost of the currently recognised site rehabilitation provisions may be higher or lower than currently provided for.

(ii)	Functional and change in presentation currency

In preparing the financial statements of the Group entities, transactions in currencies other than the Group entities’ functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each reporting date, monetary assets and liabilities are translated using the current foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in profit or loss for the year.

iv)	Exploration and evaluation (“E&E”) expenditure
The Group makes estimates and assumptions regarding the possible impairment of E&E properties by evaluating whether it is likely that future economic benefits will flow to the Group, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available. The recoverability of the carrying amounts of exploration and evaluation assets depends upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

v)   Income taxes
Significant estimates and assumptions are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. Caledonia records its best estimate of the tax liability including any related interest and penalties in the current tax provision.
In addition, Caledonia applies judgement in recognizing deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized or sufficient estimated taxable income against which the losses can be utilized.

vi)   Share-based payment expense
The fair value of the amount payable to employees in respect of share-based awards, which are settled in cash, is recognised as an expense with a corresponding increase in liabilities, over the period over which the employee becomes unconditionally entitled to payment. The liability is re-measured at each reporting date. Any changes in the fair value of the liability are recognised as a personnel expense in profit or loss.  Additional information about significant judgements and estimates and the assumptions used to estimate fair value for cash settled share-based payment transactions are disclosed in note 21 to the Consolidated Financial Statements.

vii)   Impairment
At each reporting date, Caledonia determines if impairment indicators exist, and, if present, performs an impairment review of the non-financial assets held in Caledonia. The exercise is subject to various judgemental decisions and estimates. Financial assets are also reviewed regularly for impairment.

viii)	Depreciation
Depreciation is calculated to write off the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value. Depreciation is recognised in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment, except for mine development, infrastructure and other assets, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. On commencement of commercial production, depreciation of mine development, infrastructure and other assets are provided for on the unit-of-production basis using estimated reserves and resources. Land is not depreciated.
The calculation of the units of production rate could be affected to the extent that actual production in the future is different from the current forecast production based on reserves and resources. This would generally result from the extent to which there are significant changes in any of the factors or assumptions used in estimating mineral reserves and resources.  These factors include:
•	Changes in mineral reserves and resources;
•	Differences between actual commodity prices ad commodity price assumptions;
•	Unforeseen operational issues at mine sites; and
•	Changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates.

Change in depreciation method
Previously in mining areas to which the full extent of the orebodies were not determinable because ore bearing structures open at depth or open laterally, the straight line method of depreciation was applied over the estimated life of the mine for mine development, infrastructure and other assets. Due to an increase in focus on deep drilling which is expected to result in regular updates to the reserve and resources statements of Blanket Mine, it was determined that these items of property, plant and equipment will be depreciated on the units-of-production method from July 1, 2016. The change in estimation resulted in a decrease of $138,000 in the depreciation charge for period July 1, 2016 to December 31, 2016. This change in depreciation method has been accounted for prospectively as a change in estimate in accordance with IFRS.
Useful lives
The estimated useful lives for the current and comparative periods are as follows:
•	buildings 10 to 15 years (2015: 10 to 15 years)
•	plant and equipment 10 years (2015: 10 years)
•	fixtures and fittings including computers 4 to 10 years (2015: 4 to 10 years)
•	motor vehicles 4 years (2015: 4 years)
•
mine development, infrastructure and other assets in production, units-of-production method from July 1, 2016 and 11 years on the straight line method for the period January 1, 2016 to June 30, 2016 (2015: 11 years, straight line method)

Depreciation methods, useful lives and residual values are reviewed each financial year and adjusted if appropriate. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

13.	FINANCIAL INSTRUMENTS

Commodity risk
Caledonia is exposed to fluctuations in the price of gold because Blanket produces and sells gold doré and receives the prevailing spot price for the gold contained therein.  In light of the volatility in the gold price, Blanket’s investment in the Investment Plan and Caledonia’s divided policy, in February 2016 Caledonia entered into a financial transaction in respect of 15,000 ounces of gold over a 6 month period (which expired in August 2016) which provided Caledonia with a guaranteed minimum gold price of $1,050 per ounce on the hedged ounces (the “Collar” price) and full price participation if the gold price was above $1,079 per once (the “Cap” price). The maximum cost to Caledonia of this transaction was $435,000 being 15,000 ounces at $29/oz.  Blanket continued to sell all of its production to Fidelity on the same terms as prevailed previously i.e. it continued to receive the spot price of gold less a 1.25% “early settlement” discount.

Credit risk
The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. The trade receivable relates to gold bullion sold before quarter end and VAT refunds. The amount due in respect of bullion sales was settled in January 2017; some of the amount due in respect of VAT refunds remains outstanding, but is within the agreed terms of such refunds.
Impairment losses
None of the trade and other receivables is past due at the period-end date, other than a portion of the VAT receivable which has subsequently been received in full.
Liquidity risk
All trade payables and bank overdraft have maturity dates that are expected to mature in under 6 months.  The two-year term loan is repayable in 8 equal quarterly instalment from January 2017 until October 2019.
Currency risk
A small proportion of Caledonia’s assets, financial instruments and transactions are denominated in currencies other than the United States Dollar. The financial results and financial position of Caledonia are reported in United States dollars in the Consolidated Financial Statements.
The fluctuation of the United States dollar in relation to other currencies will consequently have an impact upon the profitability of Caledonia and may also affect the value of Caledonia’s assets and liabilities and the amount of shareholders’ equity.
Caledonia has certain financial assets and liabilities denominated in foreign currencies. Caledonia does not use any derivative instruments to reduce its foreign currency risks. To reduce exposure to currency transaction risk, Caledonia maintains cash and cash equivalents in the currencies used by Caledonia to meet short‐term liquidity requirements.
Interest rate risk
Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates. Unless otherwise noted, it is the opinion of management that Caledonia is not exposed to significant interest rate risk as it has limited debt financing.  Caledonia’s cash and cash equivalents include highly liquid investments that earn interest at market rates. Caledonia manages its interest rate risk by endeavouring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Caledonia’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

14.	DIVIDEND POLICY
Caledonia paid its inaugural dividend of 5 Canadian cents per share in February 2013 following a capital re-structure which was approved by shareholders in January 2013 which allowed it to make dividend payments.  The inaugural dividend did not relate to any specific accounting period.  Caledonia paid a further dividend of 5 Canadian cents per share in April 2013 in respect of the earnings for the year to December 31, 2012.
On November 25, 2013 Caledonia announced a revised dividend policy pursuant to which it intended to pay a dividend of 6 Canadian cents per share in 2014, split into 4 equal quarterly payments of 1.5 Canadian cents per share.  The first quarterly dividend was paid on January 31, 2014; further payments were made quarterly thereafter.
Following the announcement on December 16, 2015 that henceforth Caledonia will report its financial results in United States dollars, the quarterly dividend that was paid at the end of January 2016 was declared and denominated in United States dollars as 1.125 United States cents.   A further quarterly dividend of 1.125 United States cents was paid at the end of April 2016.
On July 5, 2016 Caledonia announced a quarterly dividend of 1.375 United States cents per share, which was paid at the end of July 2016; further dividends of 1.375 United States cents were paid at the end of October 2016 and January 2017. The increased dividend represents Caledonia’s revised dividend policy. It is currently envisaged that the dividend of 5.5 United States cents per annum will be maintained in 2017.

15.	DIRECTORS AND MANAGEMENT
On July 26, 2016 Caledonia announced that John McGloin had joined the board as an independent non-executive director.  Mr McGloin holds an MSc in Mining and Exploration Geology from the Camborne School of Mines and a BSc in Geology from the National University of Ireland, Galway.  After he graduated, Mr McGloin worked as a geologist and a consultant geologist where he gained experience of a range of projects and multiple jurisdictions.  Following this, he spent 10 years working in the City of London, initially as a mining analyst and latterly as head of the mining teams at various London-based stockbrokers.  From April 2012 to April 2016, Mr McGloin was Executive Chairman and Chief Executive Officer of Amara Mining Plc (“Amara”), which was focused on the Yaoure gold project in Cote d’Ivoire in West Africa.  In April 2016, Amara was subject to a recommended combination with Perseus Mining Limited (“Perseus”), an Australian mining group which is listed on the Toronto and Australian stock exchanges and operates gold mines in West Africa.   Following the combination between Perseus and Amara, Mr McGloin joined the board of Perseus as a non-executive director, a role which he intends to combine with his role at Caledonia.  In addition to his recent and relevant experience as an executive in the mining industry, Mr McGloin’s appointment is intended to support Caledonia’s increased focus on exploration and resource development and to enhance Caledonia’s access to institutional investors.
On July 26, 2016 Caledonia also announced the appointment of Maurice Mason as Vice President, Investor Relations and Corporate Development.  Mr Mason is a dual South African and UK national, resident in London, who holds a BSc in Engineering from the University of Natal, South Africa and an MBA from Henley Management College.  Mr Mason’s career includes positions at Unilever, SABMiller and Anglo American.  Most recently, Mr Mason was director, Equity Research, for Stifel Nicolaus Europe Ltd covering mining companies listed in the UK.  Mr Mason has taken over the day-to-day responsibility for Investor Relations and Corporate Development from Mr Learmonth, who, since November 2014 had combined this role with that of Chief Financial Officer.
In May 2016 Paul Mathews joined the management team as Mineral Resource Manager and is based at the Blanket Mine in Zimbabwe.  Mr Mathews obtained a BSc (Hons) Geology degree at The University of Southampton, United Kingdom in 1990. He has twenty five years broad-based experience in the mineral exploration and mining industry in Africa, Australasia and East Asia ranging from grass roots exploration to resource definition drilling and mining.  Over the last 14 years his experience has been weighted towards GIS and database management, 3D geological modelling, resource evaluation and project management.  He will be responsible for mineral resource management, mine planning and exploration.
Subsequent to the appointment of Mr Mathews, Dr. Trevor Pearton has stepped down as VP Exploration on a permanent basis and he will provide consulting services to Caledonia in the future.  Management thank Dr Pearton for his contribution over the past 10 years and look forward to working with him on specific projects as a consultant.
In January 2017 Adam Chester joined the management team as General Counsel, Company Secretary and Head of Risk and Compliance.   Mr Chester is a dual qualified lawyer (England and Jersey, Channel Islands) and previously worked as a solicitor of the Supreme Court of England and Wales at international law firms in the City of London and, more recently, as an advocate of the Royal Court of Jersey at an international offshore law firm in which he was a partner.  He has approximately 15 years’ experience advising businesses and individuals on a variety of commercial and corporate legal issues.

16.	SECURITIES OUTSTANDING
As at March 20, 2017 Caledonia had 52,787,428 common shares issued.  As at March 20, 2017, outstanding options to purchase common shares (“Options”) are as follows:

Number of Options	Exercise Price	Expiry Date
	Canadian $
90,000	2.30	Oct 13, 2021
25,000	0.80	Oct 8, 2020
346,400	0.90	Sept 10, 2018
461,400

Caledonia’s Omnibus Equity Incentive Compensation Plan (the “Plan”) allows that the number of shares reserved for issuance under the Plan, together with shares reserved for issue under any other share compensation arrangements of the Company, shall not exceed the number which represents 10% of the issued and outstanding shares from time to time. Accordingly, Caledonia could grant options on a further 4,817,342 shares at March 20, 2017.

17.	RISK ANALYSIS
The business of Caledonia contains significant risk due to the nature of mining, exploration and development activities.  Risks such as interest rate, foreign exchange and credit risks are considered in notes 6 and 24 to the Consolidated Financial Statements.  Caledonia’s business contains significant additional risks due to the jurisdictions in which it operates and the nature of mining, exploration and development.  Included in the risk factors below are details of how management seeks to mitigate the risks where this is possible.
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Liquidity risk:  The Company needs to generate cash to be able to continue to invest in properties and projects without raising third party financing.  Caledonia currently has sufficient cash resources and continues to generate sufficient cash to cover all of its anticipated investment needs.

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Exploration risk:   The Company needs to identify new resources to replace ore which has been depleted by mining activities and to commence new projects.  Blanket has embarked on development and exploration programmes as set out in Sections 4.7 and 5.  No assurance can be given that exploration will be successful in identifying sufficient mineral resources of an adequate grade and suitable metallurgical characteristics that are suitable for further development or production.

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Development risk:  The Company is engaged in development activities at Blanket Mine including the implementation of the Investment Plan as set out in Section 4.10 of the MD&A.  Construction and development of projects is subject to numerous risks including:  obtaining equipment, permits and services; changes in regulations; currency rate changes; labour shortages; fluctuations in metal prices and the loss of community support.  There can be no assurance that construction will commence or continue in accordance with the current expectations or at all.

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Production estimates:  Estimates for future production are based on mining plans and are subject to change.  Production estimates are subject to risk and no assurance can be given that future production estimates will be achieved.  Actual production may vary from estimated production for a variety of reasons including un-anticipated variations in grades, mined tonnages and geological conditions, accident and equipment breakdown, changes in metal prices and the cost and supply of inputs and changes to government regulations.

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Mineral rights:  The Company’s existing licences and permits are in good standing.  The Company has to pay fees etc. to maintain its rights and licence.  No assurance can be given that the Company will be able to make payments by the required date or will meet development and production schedules that are required to protect licences.

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Metal prices:  The Company’s operations and exploration and development projects are heavily influenced by the price of gold, which is particularly subject to fluctuation.  Following the expiry of the hedging transaction in July 2016, Caledonia’s strategy to limit the effect of adverse gold price movements is to implement the Investment Plan at Blanket which is expected to result in a reduction in operating costs per ounce of gold produced.

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Increasing input costs:  Mining companies generally have experienced higher costs of steel, reagents, labour and electricity and from local and national government for levies, fees, royalties and other direct and indirect taxes.  Blanket’s planned growth should allow the fixed cost component to be absorbed over increased production, thereby helping to alleviate somewhat the effect of any further price increases.

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Illegal mining: There has been an increase in illegal mining activities on properties controlled by Blanket.  This gives rise to increased security costs and an increased risk of theft and damage to equipment.  Blanket has received adequate support and assistance from the Zimbabwean police in investigating such cases.

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Electricity supply: Zimbabwe produces and imports less electricity than it requires and has insufficient funds to adequately maintain or upgrade its distribution infrastructure.  This has historically resulted in frequent interruptions to the power supply at Blanket Mine.  Blanket has addressed the issue of interrupted power supply by installing stand-by generators and entering into an un-interrupted power supply agreement with ZESA in return for paying a premium tariff.  In addition, the power supply which Blanket receives from ZESA is subject to variations in voltage, which can damage Blanket’s own electrical equipment and gives rise to frequent switches from grid-power to standby power which results in a cumulative loss in production time.  Blanket plans to address this risk by installing equipment to modulate the incoming voltage.

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Succession planning:  The limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe creates a risk that appropriate skills may not be available if, for whatever reason, the current skills base at the Blanket Mine is depleted.  The Caledonia and Blanket management teams have been augmented to address this risk.

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Country risk: The commercial environment in which the Company operates is unpredictable.  Potential risks may arise from: unforeseen changes in the legal and regulatory framework which means that laws may change, may not be enforced, or judgements may not be upheld; restrictions on the movement of currency and the availability of foreign exchange to make payments from Zimbabwe; risks relating to possible corruption, bribery, civil disorder, expropriation or nationalisation; and risks relating to restrictions on access to assets.  Management believes that it has minimised such risks by complying fully with all relevant legislation and by obtaining all relevant regulatory permissions and approvals.  Management pays close attention to the remittances of funds from Zimbabwe and maintains ongoing dialogues with its commercial bankers and the Reserve Bank of Zimbabwe.

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Gold marketing arrangements: In terms of regulations introduced by the Zimbabwean Ministry of Finance in January 2014, all gold produced in Zimbabwe must be sold to Fidelity, a company which is controlled by the Zimbabwean authorities.  Accordingly, all of Blanket’s production has been sold to Fidelity.  Blanket has received all payments due from Fidelity in full and on time.  However the requirement to sell to Fidelity increases Blanket’s credit risk because Fidelity has failed to pay Blanket in the past.

18.	FORWARD LOOKING STATEMENTS
Information and statements contained in this MD&A that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to, Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.  Examples of forward-looking information in this MD&A include: implementation schedules for, and other uncertainties inherent in, the Investment Plan; costs associated with the LOM Plan; production guidance and guidance in respect of costs and earnings per share; estimates of future/targeted production rates; planned mill capacity increases; estimates of future metallurgical recovery rates and the ability to maintain high metallurgical recovery rates; timing of commencement of operations; plans and timing regarding further exploration, drilling and development; the prospective nature of exploration and development targets; the ability to upgrade and convert mineral resources to mineral reserves; capital costs; our intentions with respect to financial position and third party financing; and future dividend payments.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralisation being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price and payment terms for gold sold to Fidelity, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with un-anticipated economic or other factors, risks of increased capital and operating costs, we are also affected by environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, and risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia reviews forward-looking information for the purposes of preparing each MD&A, however Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

19.	CONTROLS
The Company has established and maintains disclosure controls and procedures (“DC & P”) designed to provide reasonable assurance that material information relating to the Company is made known to the Chief Executive Officer and the Chief Financial Officer by others, particularly during the period in which annual filings are being prepared, and that information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified by such securities legislation.
The Company’s management, along with the participation of the Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of the Company’s DC & P as of December 31, 2016. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as at December 31, 2016, the Company’s DC & P were effective.
The Company also maintains a system of internal controls over financial reporting (“ICFR”) designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, however, due to inherent limitations, ICFR may not prevent or detect all misstatements and fraud. The Board of Directors approves the audited financial statements and ensures that management discharges its financial responsibilities. The Audit Committee, which is composed of independent directors, meets periodically with management and auditors to review financial reporting and control matters and approves the interim financial statements with the Board of Directors approving the annual financial statements.
The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, and evaluating the effectiveness of the Company’s internal control over financial reporting as at each fiscal year end. Management has used the 2013 Internal Control–Integrated Framework from the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO”) framework to evaluate the effectiveness of the Company’s internal control over financial reporting as at December 31, 2016.

Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that as at December 31, 2016, the Company’s ICFR was effective.
There have been no changes in the Company’s internal control over financial reporting during the fiscal year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

20 QUALIFIED PERSON
Dr. Trevor Pearton, B.Sc. Eng. (Mining Geology), Ph.D. (Geology), Pr.Sci.Nat., F.G.S.S.A., is the Caledonia’s  qualified person as defined by National Instrument 43-101.  Dr. Pearton is responsible for the technical information provided in this MD&A except where otherwise stated. Dr. Pearton has reviewed the scientific and technical information included in this document and has approved the disclosure of this information for the purposes of this MD&A.